Exhibit 99.10

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”), which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 4 HaNechoshet Street, Tel Aviv 69710, Israel, on Monday, November 18, 2013 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Proxy Statement relating to the Meeting (the “Proxy Statement”). All capitalized terms used and not defined in this Proxy Card shall have the meanings ascribed to them in the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1:  To approve the Share Purchase Agreement among the Company, Conduit Ltd. and ClientConnect Ltd. and the transactions contemplated thereby, including the amendment to the Company's Articles of Association and Memorandum of Association and the election of each of Mr. Dror Erez and Mr. Roy Gen to the Company's Board of Directors.

☐ for	☐ against	☐ abstain

Proposal 2: To approve a new form of D&O indemnification agreement, which is a condition to closing under the Share Purchase Agreement.

☐ for	☐ against	☐ abstain

Proposal 3:  To approve the purchase of D&O liability insurance, which is a condition to closing under the Share Purchase Agreement.

☐ for	☐ against	☐ abstain

Proposal 4:  To approve compensation for the Company's chief executive officer.

☐ for	☐ against	☐ abstain

Proposal 5:  To approve a compensation policy for the Company's directors and officers.

☐ for	☐ against	☐ abstain

Proposal 6:  To approve the Company's amended Equity Incentive Plan for U.S. tax purposes.

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no “personal interest” under the Israeli Companies Law in Proposals 2 to 5. See the “Required Vote” section in Proposal 2 of the Proxy Statement for more information, including how to indicate the existence of a personal interest.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Proxy Statement of the Company relating to the Extraordinary General Meeting.

                                                      Date: __________, 2013
Signature of Shareholder

                                                      Date: __________, 2013
Signature of Shareholder

Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.